UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D/A
                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                          CYANOTECH CORPORATION
               -------------------------------------------
                            (Name of Issuer)

                 Common Stock, par value $.005 per share
                   ----------------------------------
                     (Title of Class of Securities)


                                232 437-2
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                  5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                            February 20, 1996
                        -------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232 437-2

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent"))
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     699,730 (held by American Cyanamid Company ("ACY"), a subsidiary of Parent)(ACY holds 139,946 shares of Series C Preferred Stock, each share of which is convertible into 5 shares of Common Stock)

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     699,730 (held by American Cyanamid Company ("ACY"), a subsidiary of Parent)(ACY holds 139,946 shares of Series C Preferred Stock, each share of which is convertible into 5 shares of Common Stock)

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     699,730

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D (the "Original Statement"), dated
September 8, 1995, filed by American Home Products Corporation, a Delaware corporation, is hereby amended by this Amendment, dated February 22, 1996, to report the event which occurred as of February 20, 1996 and to reflect certain changes in the information previously filed relating to the outstanding Common Stock par value $.005 per share (the "Common Stock") of Cyanotech Corporation, a Nevada corporation ("Cyanotech"), which has its principal executive offices 73-4460 Queen Kaahumanu Hwy., Suite 102, Kailua-Kona, Hawaii 96740.

     Item 6 of the Original Statement is hereby amended by deleting it in its entirety and replacing it with the following:

     In connection with Cyanotech's contemplated public offering which is expected to occur in late March or early April 1996 (the "Offering"), ACY and Cyanotech have entered into a Registration Rights Agreement, dated as of February 20, 1996 (the "Agreement", attached hereto as Exhibit II and is hereby incorporated by reference to this Item 6) pursuant to which ACY has agreed not to offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock for 120 days from the closing of the Offering without the prior written consent of the Company's managing underwriter for the Offering. In consideration of ACY's agreement not to offer, sell or dispose of Common Stock for the time period set forth above, Cyanotech has granted ACY certain "piggy-back" registration rights in its subsequent future public offerings until February 3, 2005. Cyanotech has agreed to register for sale a minimum of the greater of (i) ACY's pro rata portion of not less than 40% of the total number of securities to be registered in any offering with respect to all security holders with "piggy-back" registration rights requesting registration in any such public offering and (ii) 110,000 shares of ACY's Registrable Securities (as defined in the Agreement) in any future public offering. If ACY has elected to register any or all of its Registrable Securities in a future public offering, it will have the right to withdraw up to 110,000 shares from the registration statement at any time prior to the effective date of the registration statement with respect to that offering.
In addition, ACY may withdraw shares in excess of 110,000 from any public offering in which its Registrable Securities are to be registered prior to the effective date of the registration statement if on the date of such withdrawal the market price for Common Stock is less than 85% of the proposed maximum offering price set forth in the applicable registration statement filed with the Securities and Exchange Commission.

     There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Cyanotech except as referred to in this Item or described in this Schedule 13D.

     Item 7 is hereby amended to add the following language to the end of Item
7:

     Exhibit II Registration Rights Agreement between Cyanotech and ACY, dated as of February 20, 1996.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 22, 1995


                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ John R. Considine
                              John R. Considine
                              Vice President-Finance

                                                      Attachment A

       Executive Officers and Directors of
       American Home Products Corporation
       ----------------------------------

          The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("Parent") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Parent. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Parent and each individual is a United States citizen.


EXECUTIVE OFFICERS               POSITION; PRESENT PRINCIPAL OCCUPATION
------------------               --------------------------------------
John R. Stafford                 Chairman, President and Chief Executive
                                 Officer

Robert G. Blount                 Senior Executive Vice President

Fred Hassan                      Executive Vice President

Stanley F. Barshay               Senior Vice President

Joseph J. Carr                   Senior Vice President

Louis L. Hoynes, Jr.             Senior Vice President and
                                 General Counsel

William J. Murray                Senior Vice President

David M. Olivier                 Senior Vice President

John R. Considine                Vice President - Finance

Paul J. Jones                    Vice President and Comptroller

Rene R. Lewin                    Vice President - Human Resources

Thomas M. Nee                    Vice President - Taxes

David Lilley                     Vice President (British Citizen)

DIRECTORS                        POSITION; PRESENT PRINCIPAL OCCUPATION
---------                        --------------------------------------

Clifford L. Alexander, Jr.       President of Alexander & Associates,
400 C Street, NE                 Inc.(consulting firm specializing in
Washington, D.C. 20002           Workforce Inclusiveness)

Frank A. Bennack, Jr.            President and Chief Executive Officer
The Hearst Corporation           of The Hearst Corporation
959 Eighth Avenue                (owns and operates communications
New York, New York 10019         media)

Robert G. Blount                 (as described above)

Robin Chandler Duke              National Chair, Population
                                 Action International

John D. Feerick                  Dean, Fordham University
Fordham University               School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

Fred Hassan                      (as described above)

John P. Mascotte                 Retired (1995) Chairman and CEO of The
222 Purchase Street              Continental Corporation
Suite 345
Rye, New York 10580

Mary Lake Polan, M.D.,Ph.D.      Department Chairman and Professor,
Stanford University              Stanford University School of Medicine
School of Medicine
300 Pasteur Drive
Stanford, California 94305

John R. Stafford                 (as described above)

John R. Torell III               Chairman, Torell Management Inc.
Torell Management, Inc.          (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

William Wrigley                  President, Chief Executive Officer and
Wm. Wrigley, Jr. Company         member of the Board, Wm. Wrigley Jr.
410 North Michigan Avenue        Company (international manufacturer of
Chicago, Illinois 60611          chewing gum products)

                               Exhibit Index
                               -------------



Exhibit II Registration Rights Agreement between Cyanotech and ACY, dated as of February 20, 1996.